UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901, 333-179491, 333-200165, 333-200166 and 333-200167.

Merger Agreement

On September 30, 2015, EZchip Semiconductor Ltd. (“EZchip”) entered into an Agreement of Merger (the “Merger Agreement”) with Mellanox Technologies, Ltd., a company organized under the laws of the State of Israel (“Mellanox”) and Mondial Europe Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Mellanox (“Merger Sub”), pursuant to which Mellanox will acquire EZchip by way of the merger of Merger Sub with and into EZchip (the “Merger”), with EZchip surviving the Merger as a wholly-owned subsidiary of Mellanox.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, (i) each Ordinary Share, nominal value NIS 0.02, of EZchip (the “Company Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be deemed to have been transferred to Parent in exchange for the right to receive $25.50 in cash (the “Merger Consideration”), without interest and less applicable taxes to be withheld, (ii) each vested option to acquire Company Shares or vested restricted share unit denominated in Company Shares (“RSU”) outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive the product of (x) the Merger Consideration less the applicable exercise price (if any) of such option or RSU and (y) the number of Company Shares underlying such option or RSU, as applicable, without interest and subject to applicable withholding taxes (if any), and (iii) each unvested option to acquire Company Shares or unvested RSU outstanding immediately prior to the Effective Time will be assumed by Mondial and converted automatically at the Effective Time into an option or restricted share unit award of Mondial as set forth in the Merger Agreement.

The Board of Directors of EZchip (the “Board”) has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.  EZchip’s shareholders will be asked to vote on the approval of the Merger Agreement at the annual general meeting of shareholders that will be held on a date to be announced (the “Shareholders Meeting”).

The closing of the Merger is subject to the approval of the Merger Agreement by the affirmative vote of holders of at least 75% of the Ordinary Shares of EZchip present, in person or by proxy, at the Shareholders Meeting.  In addition to the receipt of such shareholder approval, the closing of the Merger is subject to several customary conditions, including (i) the receipt of clearance of the Committee on Foreign Investment in the United States, (ii) the passage of the statutory waiting periods following the filing of the Merger Proposal with the Registrar of Companies of the State of Israel, (iii) the absence of any law or order preventing the consummation of the Merger, (iv) the accuracy of the representations and warranties of each party in the Merger Agreement (subject to the qualifications specified in the Merger Agreement), (v)  compliance in all material respects by each party with its covenants under the Merger Agreement, and (vi) the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to EZchip from the date of the Merger Agreement.  The Merger is not subject to any financing condition.

EZchip has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless agreed to in writing by Mellanox, in each case subject to certain exceptions.  The Merger Agreement prohibits EZchip and its representatives from soliciting alternative acquisition proposals, and, subject to certain exceptions, from entering into discussions or negotiations of or any agreement concerning, or providing confidential information in connection with, any alternative acquisition proposal.  Subject to certain exceptions, EZchip has agreed not to withhold, withdraw, qualify or modify in a manner adverse to Mellanox the recommendation of the Board that EZchip’s shareholders approve the Merger Agreement.

The Merger Agreement contains certain termination rights for each of EZchip and Mellanox.  In certain circumstances, EZchip will be required to reimburse Mellanox for up to $4,000,000 of fees and expenses incurred by Mellanox in connection with the Merger upon the termination of the Merger Agreement. Such circumstances include, among others, the termination of the Merger Agreement (i) by Mellanox following a change of recommendation by the Board or as a result of a breach of EZchip’s non-solicitation obligations, or (ii) by either Mellanox or EZchip in the event the Merger Agreement is not approved by EZchip’s shareholders at the Shareholders Meeting and prior thereto an alternative acquisition proposal had been made. In addition, in certain circumstances, EZchip will be required to pay Mellanox a $28,385,000 (plus VAT) termination fee upon the termination of the Merger Agreement. Such circumstances include, among others, the termination of the Merger Agreement (i) by Mellanox following a change of recommendation by the Board or as a result of a breach of EZchip’s non-solicitation obligations and prior to such termination an alternative acquisition proposal had been made and an alternative transaction is consummated within twelve months following such termination, or (ii) by either Mellanox or EZchip in the event the Merger Agreement is not approved by EZchip’s shareholders at the Shareholders Meeting and prior thereto an alternative acquisition proposal had been made and an alternative transaction with the party who made such alternative acquisition proposal is consummated within six months following such termination.

EZchip expects to convene the Shareholders Meeting in the coming days.  In the coming weeks, EZchip will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  If the Merger is approved by EZchip’s shareholders at the Shareholders Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective. Additionally, the effectiveness of the Merger also requires a 50 day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future.  EZchip currently anticipates that the Merger will be completed during the first quarter of 2016.

A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is hereby incorporated into this report by reference.  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, EZchip.  EZchip’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of EZchip, Mellanox, Merger Sub or any of their respective subsidiaries or affiliates.

Press Release

On September 30, 2015, EZchip and Mellanox issued a joint press release announcing the execution of the Merger Agreement.  A copy of the joint press release is attached as Exhibit 99.2 hereto and is hereby incorporated into this report by reference.

Additional Information and Where to Find It

In connection with the proposed Merger, EZchip intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EZchip, Mellanox AND THE MERGER.  The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by EZchip to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, the proxy statement will be available, without charge, at EZchip’s website at www.ezchip.com.  Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with Mellanox and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and EZchip’s plans, objectives and expectations for future operations, including its projected results of operations.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon EZchip’s management’s current estimates and projections of future results or trends.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) EZchip may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) EZchip’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) EZchip may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in  recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for EZchip to pay a termination fee in connection with its failure to consummate the Merger.  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.  These forward-looking statements are made only as of the date hereof, and EZchip undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Ltd.

By:	/s/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: September 30, 2015

Exhibit Index

99.1	Agreement of Merger, dated September 30, 2015, by and among Mellanox Technologies, Ltd., Mondial Europe Sub Ltd. and EZchip Semiconductor Ltd.

99.2	Joint Press Release, dated September 30, 2015.